UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2005

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

On January 25, 2005, NTS Realty Holdings Limited Partnership (the "NTS Realty") entered into a mortgage commitment letter (the "Loan") with The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") to borrow $30.0 million for a term of ten years. NTS Realty intends to use the proceeds from the Loan to repay its $25.0 million unsecured revolving loan agreement with PNC Bank (the "PNC Revolver"), which is scheduled to mature on June 28, 2005. NTS Realty will use any remaining proceeds from the Loan for working capital purposes.

The Loan will be secured by a first-priority lien on the following properties (the "Properties") owned by NTS Realty: (1) Atrium Center; (2) Blankenbaker Business Center 1A and 1B; (3) Blankenbaker Business Center II; (4) Springs Medical Building; (5) Springs Office Building; and (6) Springs Station. In December 2004, NTS Realty used the funds provided by the PNC Revolver to repay the respective mortgages then existing on the Properties. The Loan effectively refinances the mortgages on the Properties with debt that has more favorable terms for NTS Realty. The Loan will lower the average interest rate on the refinanced debt from approximately 7.52% to 5.07% and lengthen the amortization schedule to twenty-five years from an average of approximately nineteen years. NTS Realty expects to close the Loan in March 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.,
Managing General Partner

/s/ Gregory A. Wells
Gregory A. Wells
Chief Financial Officer

Date: January 31, 2005